03015938

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

VP 4-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-40904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro — (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED MAR 26 2003 WASH. D.C. SECTION

PROCESSED APR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2002

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Shelton, Connecticut
February 6, 2003

Dworken, Hillman, LaMorte & Sterczala P.C.

WESTPORT RESOURCES
Investment Services

March 25, 2003

Mr. James P. Mulhern, Sr. Compliance Examiner
NASD – Boston District Office
260 Franklin Street, Suite 1600
Boston, MA 02110-3169

Dear Mr. Mulhern:

In accordance with your letter dated March 20, 2003 I am enclosing our "Report of Independent Auditors on Internal Controls" required by SEC Rule 17a-5(d) for the year ended December 31, 2002.

We apologize for inadvertently leaving this report out of our annual filing.

Sincerely,

Jill C. Bodossian
Director of Investment Services

Enclosure

cc: SEC Boston District Office
SEC Washington, DC Office (two copies)

315 Post Road West • P. O. Box 3089 • Westport, CT 06880 • (203) 226-0222 • Fax: (203) 454-4706
WESTPORT RESOURCES INVESTMENT SERVICES, Inc. a Broker/Dealer registered with the SEC, and a member of the NASD and SIPC